Exhibit 6.2

EMPLOYMENT AGREEMENT

This Agreement, dated 07/17/2016 is between SlideBelts Inc., a California Corporation hereinafter referred to as ("Employer"), and Brig T Taylor hereinafter referred to as ("Employee").

RECITALS

WHEREAS, Employer desires to secure the services of Employee, and Employee desires to perform such services on the terms and conditions as set forth in this Agreement. NOW THEREFORE, in consideration of the foregoing and of the material promises and conditions contained in this Agreement, the parties agree as follows:

TERMS OF AGREEMENT

1.      Period of Employment (“At Will” Employment). Employee is an “at will” employee and understands that his/her employment may be terminated either by Employee or Employer, at any time, with or without notice, and with or without a reason or cause. Employee further understands and agrees that the at-will nature of his/her employment relationship cannot be changed except in an express written agreement signed by both employee and the CEO.

Employee's Initials

2.      Position and Responsibilities.

(a)    Position. Employee accepts employment with Employer as a and shall perform all services appropriate to that position, as well as such other services as may be assigned by Employer. Employee shall devote his/her best efforts and full-time attention to the performance of his/her duties. This is an exempt position, and overtime will not be paid as outlined in the Handbook.

(b)    Other Activity. Except upon the prior written consent of Employer, Employee (during the Period of Employment) shall not (i) accept any other employment; or (ii) engage, directly or indirectly, in any other business, commercial, or professional activity (whether or not pursued for pecuniary advantage) that is or may be competitive with Employer, that might create a conflict of interest with Employer, or that otherwise might interfere with the business of Employer, or any Affiliate. An "Affiliate" shall mean any person or entity that directly or indirectly controls, is controlled by, or is under common control with Employer.

(c)    Representations and Warranties. Employee represents and warrants that he/she is fully qualified and competent to perform the responsibilities for which he/she is being hired and that the information and statements made in any application for employment are completely true. Employee also represents that he/she is free to enter into this Agreement and to perform each of the terms and covenants herein. Employee understands that any misrepresentation in Employee’s application for employment may result in immediate termination.

3.     Compensation and Benefits.

(a)  Compensation. In consideration of the services to be rendered under this Agreement, Employee's initial base compensation shall be                                                        . Compensation will be paid on regular paydays, as established by the Employer's policies and procedures. Employer shall review Employee’s compensation in accordance with Employer's established administrative practice for adjusting wages for similarly situated employees. All compensation and comparable payments to be paid to Employee under this Agreement shall be less withholdings required by law.

Employee’s Initials	Employment Agreement
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4.     Employee’s Duties on Termination.

(a)    Employee agrees that all property, including, without limitation, all equipment, housing, automobile, credit card, tangible Proprietary Information (as defined below), documents, books, records, reports, notes, contracts, lists, computer disks (and other computer-generated files and data), and copies thereof, created on any medium and furnished to, obtained by, or prepared by Employee in the course of or incident to his employment, belongs to Employer and shall be returned promptly to Employer upon termination of the Period of Employment. Failure to return Company or Client property shall result in a breach of this Agreement and all remedies available under this Agreement shall be made available to the Employer.

(b)    All benefits to which Employee is otherwise entitled shall cease upon Employee's termination, unless explicitly continued either under this Agreement or under any specific written policy or benefit plan of Employer.

(c)    The representations and warranties contained in this Agreement and Employee’s obligations under Section 5 on Proprietary and Confidential Information shall survive the termination of employment and the expiration of this Agreement.

(d)    Following any termination of employment, Employee shall fully cooperate with Employer in all matters relating to the winding up of pending work on behalf of Employer and the orderly transfer of work to other employees of Employer.

5.     Proprietary Information; Inventions.

(a)    Defined. "Proprietary Information" is all information and any idea in whatever form, tangible or intangible, pertaining in any manner to the current or proposed business of Employer, or any Affiliate, or its employees, clients, consultants, or business associates, which was produced by any employee of Employer in the course of his/her employment or otherwise produced or acquired by or on behalf of Employer. All Proprietary Information not generally known outside of Employer's organization, and all Proprietary Information so known only through improper means, shall be deemed "Confidential Information." Without limiting the foregoing definition, Proprietary and Confidential Information shall include, but not be limited to: (i) formulas, teaching and development techniques, processes, computer programs, electronic codes, inventions, improvements, and research projects; (ii) information about costs, profits, markets, sales, and lists, identities and information about customers or clients; (iii) business, marketing, and strategic plans; (iv) personnel files and compensation information of other employees; and (v) any other trade secrets of Employer. Employee should consult any Employer procedures instituted to identify and protect certain types of Confidential Information, which are considered by Employer to be safeguards in addition to the protection provided by this Agreement. Nothing contained in those procedures or in this Agreement is intended to limit the effect of the other.

(b)    General Restrictions on Use. During the Period of Employment, Employee shall use Proprietary Information, and shall disclose Confidential Information, only for the benefit of Employer and as is necessary to carry out his responsibilities under this Agreement. Following termination, Employee shall neither, directly or indirectly, use any Proprietary Information nor disclose any Confidential Information, except as expressly and specifically authorized in writing by Employer. The publication of any Proprietary Information through literature or speeches must be approved in advance in writing by Employer. WARNING: Improper use or disclosure of trade secrets can be a violation of state and federal law punishable by fines and imprisonment.

(c)    Location and Reproduction. Employee shall maintain at his/her workstation and/or any other place under his/her control only such Confidential Information as he/she has a current "need to know." Employee shall return to the appropriate person or location or otherwise properly dispose of Confidential Information once that need to know no longer exists. Employee shall not make copies of or otherwise reproduce Confidential Information unless there is a legitimate business need for reproduction.

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(d)    Prior Actions and Knowledge. Employee represents and warrants that from the time of his/her first contact with Employer, he/she has held in strict confidence all Confidential Information and has not disclosed any Confidential Information, directly or indirectly, to anyone outside of Employer, or used, copied, published, or summarized any Confidential Information, except to the extent otherwise permitted in this Agreement.

(e)    Third-Party Information. Employee acknowledges that Employer has received and in the future will receive from third parties their confidential information subject to a duty on Employer's part to maintain the confidentiality of this information and to use it only for certain limited purposes. Employee agrees that he/she owes Employer and these third parties, during the Period of Employment and thereafter, a duty to hold all such confidential information in the strictest confidence and not to disclose or use it, except as necessary to perform his/her obligations hereunder and as is consistent with Employer's agreement with third parties.

(f)     Interference with Business. In order to avoid disruption of Employer's business, Employee agrees that for a period of one (l) year after termination of the Period of Employment, he/she shall not, directly or indirectly, (i) solicit any client of Employer (or any Affiliate) known to Employee during the Period of Employment to have been a client; or (ii) solicit for employment any person employed by Employer (or any Affiliate).

(g)    Inventions/Prior Activities. Employee hereby represents and warrants that, with respect to his/her activities prior to the date hereof, (i) Employee has no continuing obligations with respect to any Inventions (as defined in Exhibit A hereto) of any other party; (ii) Employee has not made, conceived or reduced to practice any Inventions relating to the current or potential business of Employer or the scope of his/her employment, either separately or jointly with others, which have not been assigned to Employer, except as provided in Exhibit B (if no entry is made on Exhibit B, the entry shall be "none"); (iii) Employee has not brought any confidential materials, confidential information or trade secrets of a former employer or other third party that are not generally available to the public unless he/she has obtained express written consent of such former employer or third party, and Employee will not disclose to Employer or induce Employer to use any Invention, trade secret or confidential information belonging to a former employer or other third party; and (iv) Employee is not a party to any other agreement which will interfere with his/her full compliance with the terms of this Agreement.

(h)    Assignment of Inventions. Employee shall assign, without payment by Employer, any and all of his/her rights to any and all inventions (including, but not limited to, conceptions, ideas, discoveries, improvements, methods, techniques, processes, and works of authorship, including computer programs, formulae, software, configurations, machines, equipment, and research projects, whether or not protected by patent or copyright, and including, but not limited to, all parts and products) made solely or jointly with others during the time of his/her employment which were developed using any of the equipment, supplies, facilities and or/ trade secret information of Employer. Employee shall further assign, without payment by Employer, all such inventions, regardless of whether or not said inventions were developed entirely on Employee’s own time without using the equipment, supplies, facilities, or trade secret information of Employer if: (1) such invention(s) relate, at the time of conception or the invention’s reduction to practice, to Employer’s business, or to actual or demonstrably anticipated research or development of Employer; or (2) such invention(s) result from any work performed by Employee for Employer. Said inventions shall become the exclusive property of Employer, its successors and assigns. Nothing in this provision shall affect Employee’s rights pursuant to California Labor Code section 2870 or any successor or replacement legislation. Further, Employee acknowledges that he/she has received, read and understands Attachment A to this Agreement, incorporated herein by reference, regarding the application of this Agreement to inventions that fully qualify for protection under California Labor Code section 2870.

Employee’s Initials	Employment Agreement
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Employee agrees that he/she shall promptly notify and disclose to Employer the existence of any Inventions covered by this provision, whether or not Employee believes the invention to be subject to patent, copyright, trade mark or other protections. Employee further agrees to assist Employer in every proper way (and at Employer’s expense) to obtain and maintain patents, copyrights, trademark protection and/or other protection of Employer’s right to any and all inventions, the rights to which Employee is obligated to assign to Employer pursuant to this Agreement. Said assistance shall include, but not be limited to, the execution of documents, applications, assignments, and authorizations deemed necessary by Employer for the protection of Employer’s rights to any and all such inventions, as well as the giving of evidence and testimony.

Attached hereto as Attachment B and incorporated herein by reference, Employee shall set forth a list of any and all inventions conceived, made, developed, worked on and/or reduced to practice prior to the employment with Employer that Employee desires to have specifically excluded from the operation of this Agreement.

(If none, Employee's initial here)

(i)     The parties agree that any breach by Employee of the provisions of this section 5 of the Agreement may cause irreparable harm to Employer for which money is inadequate compensation. Accordingly, the parties agree that Employer will be entitled to injunctive relief to enforce the confidentiality, trade secrets and related provisions of this Agreement, in addition to money damages and other remedies. Each of the rights and remedies in section 5 of this Agreement are cumulative, and no one right or remedy shall be exclusive of any of the others.

(j)     The parties understand and agree that the provisions of section 5 of the Agreement shall survive the termination of this Agreement, and shall remain in full force and effect thereafter.

Employee's Initials

6.      Mediation and Arbitration of Disputes.

(a)    Employee and Employer agree that any controversy or claim arising out of or relating to the employment of Employee by Employer or the termination of that employment shall be settled by binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, as modified by this section of the Agreement. The claims subject to arbitration under the terms of this Agreement include, but are not limited to: the subject of the enforceability of this Agreement; claims arising out of this Agreement or for breach of this Agreement; claims for wrongful termination; claims for termination in violation of public policy; claims for wages or other compensation due; claims for breach of any contract or covenant (express or implied); tort claims; claims for discrimination or harassment under California law (including, but not limited to, race, sex, age, religion, national origin, marital status, family status, sexual orientation, medical condition or disability); claims for benefits (except where any employee benefit plan or pension plan specifies that its claims procedures shall culminate in an arbitration procedure different from this one); and claims for violation of any federal, state or other governmental law, statute, regulation or ordinance. This Agreement to arbitrate does not cover claims for Worker’s Compensation benefits, for Unemployment Insurance benefits, wage claims filed with the California Labor Commissioner, claims of discrimination or harassment brought under federal law, or other claims which are excluded from the coverage of this Agreement by law.

(b)   This Agreement does not cover claims either party may have for injunctive relief and/or other equitable relief for unfair competition and/or the use and/or the unauthorized disclosure of trade secrets or confidential information, for which the parties may seek and obtain relief from a court of competent jurisdiction.

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(c)    The parties agree that the complaining party must give written notice to the other party of its intention to submit a dispute to arbitration under the provisions of this Agreement within the time period within which a civil action would have to be brought in a court of law under the applicable statute of limitations. The arbitrator shall have no authority to consider claims for which notice is given after the applicable statute of limitations period has expired.

(d)    Each party shall pay the fees of its own attorneys, and the expenses of its own witnesses. The fees of the arbitrator shall be paid by Employer. In rendering a decision, the arbitrator shall specify which party is the “prevailing party” in the arbitration, and shall award costs, other than attorney’s fees, to the prevailing party. “Costs” as used in this paragraph are intended to refer to costs as defined in California Code of Civil Procedure section 1033.5. However, should the arbitrator determine that either party is the prevailing part on a claim which would entitle that party to a statutory award of attorney's fees in a civil action, then the arbitrator shall have the authority to award reasonable attorney's fees to that party, using the standards generally applied by the courts to an award of attorney's fees under the statute in question.

(e)    The arbitrator shall have jurisdiction to hear and rule on pre-hearing disputes, and is authorized to hold pre-hearing conferences by telephone or in person, as the arbitrator deems necessary. The arbitrator shall have authority to entertain a motion to dismiss and/or a motion for summary judgment by any party and shall apply the legal standards governing such motions under the laws of the State of California. The parties shall have the right to take depositions of parties and witnesses and to make requests for production of documents to the same extent those procedures would be available on a similar civil action in California.

(f)     The arbitrator shall apply the substantive law of the State of California and the California Rules of Evidence. The arbitrator shall have the authority to award such damages as are ordinarily available under California law for the type of claim(s) on which the damages are awarded. The arbitrator’s decision shall include a statement of those findings of fact and conclusions of law upon which the decision is based. Any arbitration conducted under this Agreement shall be conducted in the County of Sacramento, State of California. Judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction.

(g)    All proceedings and all documents prepared in connection with any Arbitrable Claim shall be confidential and, unless otherwise required by law, the subject matter thereof shall not be disclosed to any person other than the parties to the proceedings, their counsel, witnesses and experts, the arbitrator, and, if involved, the court and court staff. All documents filed with the arbitrator or with a court shall be filed under seal. The parties shall stipulate to all arbitration and court orders necessary to effectuate fully the provisions of this subsection concerning confidentiality.

(h)    The rights and obligations of Employee and Employer set forth in this Section on Arbitration shall survive the termination of Employee’s employment and the expiration of this Agreement.

(i)     The parties further understand and agree that:

(1)     Arbitration is final and binding on the parties.

(2)     By agreeing to arbitration, each party is waiving its right to seek remedies in court, including the right to a jury trial

(3)     Pre-arbitration discovery is generally more limited than and different from court proceedings.

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(4)     Any party’s right to appeal or to seek modification of the rulings or the decision of the arbitrator is strictly limited.

Employee's Initials

7.      The parties understand and agree that Employer may, from time to time, issue written employee handbooks, manuals and/or policies. Employee understands and agrees that he/she will read such handbooks, manuals and/or policies and will follow their terms. Employer reserves the right to alter, modify or amend its employee handbooks, manuals and/or policies from time to time as Employer deems necessary and desirable, and Employee understands and agrees that he/she is bound to comply with those handbooks, manuals and policies as they may be modified, altered or amended in the future. However, in the event of any conflict between Employer’s employee handbooks, manuals and/or policies and this Agreement, this Agreement will prevail.

8.      Integration. This Agreement is intended to be the final, complete, and exclusive statement of the terms of Employee’s employment by Employer. This Agreement supersedes all other prior and contemporaneous agreements and statements, whether written or oral, express or implied, pertaining in any manner to the employment of Employee, and it may not be contradicted by evidence of any prior or contemporaneous statements or agreements. No oral modification, express or implied, may alter or vary the terms of this Agreement. No amendments to this Agreement may be made except by an express written agreement signed by both Employee and the CEO of Employer. No employee, supervisor, manager or agent of Employer is authorized to alter or vary the terms of this Agreement. Any representations contrary to this Agreement, express or implied, written or oral, are hereby disclaimed.

9.      Waivers. No waiver by Employer of any failure by Employee to keep any promise or condition of this Agreement shall be a waiver of any preceding or succeeding breach of the same or any other promise or condition. No waiver by Employer of any right shall be construed as a waiver of any other right. Employer shall not be required to give notice to enforce strict adherence to all the terms of this Agreement.

10.    Severability. If any provision of this Agreement, or its application to any person, place, or circumstance, is held by an arbitrator or a court of competent jurisdiction to be invalid, unenforceable, or void, such provision shall be enforced to the greatest extent permitted by law, and the remainder of this Agreement and such provision as applied to other persons, places, and circumstances shall remain in full force and effect. In addition, should any court of competent jurisdiction determine that any portion or portions of section 5 of this Agreement are unenforceable because they are vague or overbroad, or for any other reason, the parties understand and agree that section 5 may and shall be enforced to the maximum extent permitted by law. It is the intent of the parties that the unenforceability of any portion of section 5 of this Agreement shall have no effect on the enforceability of the other portions of that section.

11.    Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of California. Venue for any action involving this Agreement shall be in the County of El Dorado, State of California.

12.    Employee Acknowledgment. Employee acknowledges that he/she has had the opportunity to consult legal counsel in regard to this Agreement, that he has read and understands this Agreement, that he/she is fully aware of its legal effect, and that he/she has entered into it freely and voluntarily and based on his/her own judgment and not on any representations or promises other than those contained in this Agreement.

13.    Notices. Any notice required or permitted to be given under this Agreement shall be sufficient if in writing, and if sent by certified mail, return receipt requested, to his/her last known address in the case of Employee, or to its principal office in the case of Employer.

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14.    Indemnification. Employee shall indemnify and hold Employer harmless from all liability from loss, damage or injury to persons or property resulting from the negligence or misconduct of Employee, which negligence or misconduct was beyond the course and scope of Employee’s employment by Employer.

15.    Successors and Assigns. This Agreement shall be binding on and shall inure to the benefit of the parties to this Agreement and their respective heirs, executors, successors, assigns and administrators.

The parties have duly executed this Agreement as of the date first written above.

IN SIGNING THIS AGREEMENT EMPLOYEE UNDERSTANDS THAT HE OR SHE IS WAIVING HIS OR HER RIGHT TO A JURY TRIAL. EMPLOYEE FURTHER UNDERSTANDS THAT HE OR SHE HAS A RIGHT TO CONSULT WITH AN ATTORNEY BEFORE SIGNING THIS AGREEMENT.

/s/ Brig T Taylor	Date: 07/17/2016
Brig T Taylor

/s/ Brig T Taylor	Date: 07/28/2016
Brig Taylor
CEO
SlideBelts Inc.

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ATTACHMENT A

CALIFORNIA LABOR CODE SECTION 2870

This Agreement does not apply to inventions that fully qualify under California Labor Code section 2870, which provides as follows:

(a)    Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer's equipment, supplies, facilities, or trade secret information except for those inventions that either:

(1)         Relate at the time of conception or reduction to practice of the invention to the employer's business, or actual or demonstrably anticipated research or development of the employer; or

(2)         Result from any work performed by the employee for the employer.

(b)   To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of this state and is unenforceable.

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ATTACHMENT B

EXISTING INVENTIONS AND IMPROVEMENTS

The following is a complete list of all inventions or improvements relevant to the subject matter of employment by Employer that have been made or conceived of or first reduced to practice by Employee, alone or jointly with others, before employment by Employer:

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PDF Salaried Employment Agreement Template.pdf

Document ID: 25f5569c-54d8-11e6-b697-bc764e10357f

Requested:

Apr 14, 2016, 3:20 PM PDT (Apr 14, 2016, 10:20 PM UTC)

Brig Taylor (brig@slidebelts.com)

IP: 104.53.90.240

Signed:

Jul 17, 2016, 4:15 PM PDT (Jul 17, 2016, 11:15 PM UTC)
Brig Taylor (brig@slidebelts.com)

IP: 104.53.88.39

Signed:

Jul 28, 2016, 8:29 AM PDT (Jul 28, 2016, 3:29 PM UTC)
Brig Taylor (brig@slidebelts.com)

IP: 108.76.189.228

Signed:

Jul 28, 2016, 8:30 AM PDT (Jul 28, 2016, 3:30 PM UTC)
Brig Taylor (brig@slidebelts.com)

IP: 108.76.189.228